

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Amit Walia
Chief Executive Officer
Informatica Inc.
2100 Seaport Boulevard
Redwood City, California 94063

Re: Informatica Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 9, 2021
CIK No. 0001868778

Dear Mr. Walia:

We have reviewed your amended registration statement and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Audited Consolidated Financial Statements of Ithacalux Topco S.C.A.
Notes to Consolidated Financial Statements
Note 14. Stockholders Equity and Deferred Compensation
Stock Compensation, page F-45

1. We note that your revised disclosure indicates that during the year ended December 31, 2020, you recorded a $4.2 million return of capital distribution to an affiliate as a reduction in paid-in capital. Please further clarify the nature of your relationship with the affiliate and the circumstances resulting in the return of capital distribution. Clarify if you repurchased shares and, if so, how the repurchase price compared to the fair value of the shares. Clarify the authoritative accounting literature upon which you are relying in

accounting for this transaction as a reduction in paid-in-capital.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding the comment on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey D. Saper